Exhibit 99.1

Lombard Medical Appoints New CEO

OXFORDSHIRE, England--(BUSINESS WIRE)--April 20, 2017--Lombard Medical, Inc. (NASDAQ: EVAR), a developer, manufacturer and marketer of endovascular aortic aneurysm repair products, today announced that Kurt Lemvigh has been appointed as its new Chief Executive Officer, effective immediately.

Lemvigh is a veteran medical device executive with over 30 years of experience creating profitable growth. He currently resides in the U.K. and has held senior sales, marketing and operational positions at various public and private companies including Spacelabs, Cardiac Science, GE and Marquette-Hellige. In addition to Europe and the United States, Lemvigh has conducted business in numerous international markets around the world including the Middle East, Japan, China, India and Latin America.

“Lombard represents a unique opportunity given the strength of the Company’s portfolio in the over $1.5 billion market for endovascular repair products. The key to success will be our ability to leverage the work that has been done over the years and moreover, to achieve operational excellence,” said Lemvigh. “For my part, I am committed to creating value for all of the stakeholders of Lombard.”

About Lombard Medical, Inc.

Lombard Medical, Inc. based in Oxfordshire, U.K. develops, manufactures and markets an innovative range of minimally invasive abdominal aortic aneurysm endovascular repair products. The Company has global regulatory approval for Aorfix, an endovascular stent graft that has been specifically designed to treat patients with aortic neck angulation up to 90 degrees. Lombard also manufactures and markets CE-marked Altura, an ultra-low profile endovascular stent graft that offers a simple and predictable solution for the treatment of standard AAA anatomies. The Altura endograft system is sold in select European markets. For more information, please visit www.lombardmedical.com.

CONTACT:
Lombard Medical, Inc.
William J. Kullback, +1-858-750-5245
Chief Financial Officer
bill.kullback@lombardmedical.com